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Exhibit 12

Mandalay Resort Group

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Years Ended January 31,
	2001		2002		2003		2004		2005
Income before income tax and extraordinary loss	194,392		93,006		195,334		232,318		359,516
Minority Interest	16,746		29,352		40,650		57,353		61,220
Fixed charges:
Interest expense	219,940		221,352		207,114		193,236		188,442
Proportionate share joint venture interest	9,888		7,501		7,172		8,089		8,245
Rentals representing an interest factor (1/3 of operating rental expense)	14,407		11,357		17,042		7,212		469

Earnings as defined	455,373		362,568		467,312		498,208		617,892

Fixed charges (including capitalized items):
Interest expense	219,940		221,352		207,114		193,236		188,442
Proportionate share joint venture interest	9,888		7,501		7,172		8,089		8,245
Capitalized interest	1,645		1,039		13,203		7,624		1,031
Rentals representing an interest factor	14,407		11,357		17,042		7,212		469

Fixed charges as defined	245,880		241,249		244,531		216,161		198,187

Ratio of Earnings to Fixed Charges	1.85	x	1.50	x	1.91	x	2.30	x	3.12	x

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  Exhibit 12
Mandalay Resort Group Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)